Filed by F.N.B. Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Metro Bancorp, Inc.

(SEC Registration Statement No. 333-207334)

On October 22, 2015, F.N.B. Corporation hosted its Third Quarter 2015 Earnings Report and Conference Call. The portions of the conference call which relate to the proposed merger between F.N.B. Corporation and Metro Bancorp, Inc. are furnished below.

Cautionary Statement Regarding Forward-Looking Information

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act, relating to present or future trends or factors affecting the banking industry and, specifically, the financial operations, markets and products of F.N.B. Corporation and Metro Bancorp, Inc. Forward-looking statements are typically identified by words such as “believe”, “plan”, “expect”, “anticipate”, “intend”, “outlook”, “estimate”, “forecast”, “will”, “should”, “project”, “goal”, and other similar words and expressions. These forward-looking statements involve certain risks and uncertainties. In addition to factors previously disclosed in reports and other documents filed by F.N.B. Corporation with the SEC, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals in a timely manner and without significant expense or other burdens; meet other closing conditions to the merger, including approval by F.N.B. Corporation and Metro Bancorp, Inc. shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the F.N.B. Corporation and Metro Bancorp, Inc. businesses or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of F.N.B. Corporation products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. F.N.B. Corporation undertakes no obligation to revise these forward-looking statements or to reflect events or circumstances after the date on which the statements were made.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger between F.N.B. Corporation and Metro Bancorp, Inc., F.N.B. has filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-207334) that includes a Joint Proxy Statement of F.N.B. and Metro and a Prospectus of F.N.B., and other relevant documents concerning the proposed transaction.

SHAREHOLDERS OF F.N.B. CORPORATION AND METRO BANCORP, INC. ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The Joint Proxy Statement/Prospectus and other relevant materials, and any other documents F.N.B. and Metro have filed with the SEC, may be obtained free of charge at the SEC’s internet site, http://www.sec.gov. Copies of the documents F.N.B. has filed with the SEC may be obtained free of charge by contacting James G. Orie, Chief Legal Officer, F.N.B. Corporation, One F.N.B. Boulevard, Hermitage, PA 16148, telephone: (724) 983-3317; and copies of the documents Metro has filed with the SEC may be obtained free of charge by contacting Investor Relations (Sherry Richart), Metro Bancorp, Inc., 3801 Paxton Street, Harrisburg, PA 17111, telephone: (717) 412-6301.

F.N.B. and Metro and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Metro in connection with the merger. Information concerning such participants’ ownership of Metro common stock and payments they may receive in connection with the completion of the merger, as well as any other interest they may have in the merger, will be set forth in the Joint Proxy Statement/Prospectus regarding the merger when it becomes available.

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Excerpts from the Presentation

Vincent J. Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

Now, I’d like to focus on the key strategic development since our last call. In August, we announced our planned acquisition of Metro Bancorp bank, a highly attractive deposit rich franchise that we believe is an excellent fit with F.N.B. both strategically and culturally. The transaction provides meaningful scale on a pro forma basis. F.N.B will increase to the number three retail deposit market share in Harrisburg and will have total pro forma assets of $20 billion. We expect the transaction to close during the first quarter of 2016, and we are tracking well towards a successful conversion.

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Vincent J. Calabrese, Jr. – F.N.B. Corporation, Chief Financial Officer:

As mentioned earlier, we successfully converted five Bank of America branches in September. Not only did this expand our retail delivery channel but also gave us a low cost funding source moving forward, particularly since we have grown loans organically for a period of over six consecutive years. Additionally, the Metro and Fifth Third deals will also provide us with a solid deposit base to fund loan growth at a relatively low cost. Early results from our new team members are encouraging as they are showing good success opening new accounts.

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Excerpts from the Question and Answer Session

Frank Schiraldi – Sandler O’Neill & Partners, L.P.:

… And then on just on capital, TCE ratio is around 7%, I think, correct me if I’m wrong but that will be headed down to sort of 6.5% with the Metro deal and the branch deal and just wanted to gauge how comfortable you are with TCE at those levels, do you think you need to buffer that at all in terms of common equity? How should we think about that here?

Vincent J. Calabrese, Jr. – F.N.B. Corporation, Chief Financial Officer:

I would comment, as we’ve stated in the past kind of 6.5% to 7% range for TCE is where we’re comfortable, so we’re comfortable throughout that entire range. As we manage capital very efficiently and we will continue to do that.

The capital raise that we did in 2013 really restacked the entire capital base for us, put us in a very good position to be fully compliant with 2019 Basel III, and, I think the key thing that we’ve talked about is just with our lower risk profile, the strength of the underwriting that we have, we continue to be very comfortable managing at those levels.

And, so as we roll forward to kind of looking ahead to early 2016, once we bring in Metro and the Fifth Third branches, very comfortable with our projected capital ratios where we would end up there, the $100 million in sub-debt is designed to support the organic growth between now and then as well as the acquisitions once they come on our balance sheet.

Vincent J. Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

I think, Frank, we’ve also experienced some very solid profitability metrics over time, so where you may see growth in earnings per share, it’s linked to reserve release or some other capital debilitating activity as you move through the cycle, that’s not the case for us.

So as we continue to gain scale, we’re able to generate internal capital that more than supports our growth objectives and our investment pieces. I hope that helps.

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Brian Martin – FIG Partners:

… And then maybe just lastly, just kind of asset sensitivity, how does that change with Metro in the equation?

Vincent J. Calabrese, Jr. – F.N.B. Corporation, Chief Financial Officer:

It’s not going to change materially; I mean we’re overall asset sensitive. I mean if you look at where we are kind of today at the end of September, I mean up 100 ramp is 1%, increase in net interest income, up 200 is 2.1%, and in the shock scenario it’s 1.6% and 3.1%, up 100, up 200. Metro wouldn’t materially change that.

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